Düsseldorf, December 19, 2005

Ad hoc Announcement
in accordance with Article 15 of the Securities Trading Act (WpHG)

Re: Degussa Disposal; Extra Dividend

E.ON AG: Framework for Degussa disposal – Chance for a Special Dividend of € 4.25 Per Share

•	E.ON and RAG sign framework agreement on the sale of the 42.86 % Degussa participation held by E.ON

•	Board of Management sees the chance for a special dividend of € 4.25 per share already for the company’s 2006 annual shareholders meeting

E.ON AG, Düsseldorf, and RAG AG, Essen, today signed a framework agreement on the sale to RAG of the 42.86 % Degussa participation still held by E.ON.

The two companies agreed on a purchase price of approx. € 2.8 billion. This corresponds to a value of € 31.50 per Degussa share. The transaction is to be completed by July 1, 2006. E.ON expects to record a book gain in the order of € 500 million from the transaction.

The acquisition of the Degussa participation by RAG is still subject to the approval of the federal government and the state of North-Rhine Westphalia.

E.ON’s Board of Management sees the chance – depending on the progress of the negotiations – to propose a special dividend of € 4.25 per share to the company’s annual shareholders meeting in May 2006.

• End of ad hoc announcement – December 19, 2005

December 20, 2005

Press Release

E.ON Investing in Security of Supply

•	Investments totalling € 18.6 bn envisaged for 2006-2008

•	Focus on power stations and grids

E.ON’s planned investments for the next three years total approx. € 18.6 bn. They are intended above all, to reinforce security of supply in E.ON’s markets: Approx. € 16.3 bn, i.e. almost 90 % of the total, will be capital expenditure on property, plant and equipment. Most of the investments will serve to modernize or build power stations and grids, while approx. € 1.2 bn will be used for renewable energiy. Approx. € 2.3 bn are earmarked for financial investments, especially in eastern Europe and in the gas production sector.

The Central Europe Market Unit will invest approx. € 7.4 bn, including € 6.6 bn in property, plant and equipment. Power generation will account for approx. € 2.6 bn. In Germany, a new 1,100 MW coal-fired power station at Datteln and two combined-cycle power plant units at Irsching in Bavaria are to be built. Another state-of-the-art gas-fired power station will be built by E.ON at Livorno Ferraris in Italy. A total of € 3.7 bn will be devoted to power and gas grids in central Europe. Roughly € 2.8 bn are intended for grid maintenance and expansion in Germany alone, one priority being the expansion of power grids to connect wind generation.

The Pan-European Gas Market Unit will invest approx. € 3.2 bn, including € 1.9 bn in the extension of gas transmission pipelines, storage and upstream facilities. A further € 1.3 bn is earmarked for financial investments, especially in the upstream sector.
Investments by the UK Market Unit totalling approx. € 3.7 bn will likewise focus on grids and power stations. We plan to build a 1,200 MW gas-fired power station and a 450 MW coal-fuelled power station. Power generation from renewable energy sources, especially wind energy, will also be expanded. In addition, approx. € 300 m are envisaged for financial investments in wind park companies.

The Nordic Market Unit will invest € 2.7 bn. The priorities will be the modernization and extension of power and gas grids, enhancement of power stations, construction of a cogeneration plant in Malmö and several wind parks.

Investments by US-Midwest total approx. € 1.7 bn. The emphasis will be on environmental measures at existing power stations as well as the upgrading of power and gas grids. Also planned is the construction of Trimble County 2, a 750 MW coal-fired power station.
In addition to these planned investments and capital expenditures, our strong financial position also gives E.ON scope for further expansion when these are strategically desirable and generate added value.

E.ON CEO Wulf Bernotat: “In the next three years we will invest above all in highly efficient and environmentally friendly power stations, in state-of-the-art power and gas grids and in gas production. We are thus securing supplies for our customers. At the same time our substantial investments help to stimulate economic activity and safeguard jobs.”

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This press release may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this press release, in its Annual Report, or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.